UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced the execution of a license agreement to Histogenics Corporation for the use of Angiotech’s proprietary biomaterial ChondroGEL™ in field of cartilage, ligament, meniscus and/or tendon repair, including related osteochrondal defects.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: June 2, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Wednesday, June 2, 2005

ANGIOTECH LICENSES CHONDROGEL™ TO HISTOGENICS FOR USE IN CARTILAGE AND ORTHOPEDIC TISSUE REGENERATION APPLICATIONS

VANCOUVER, BC June 2, 2005 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced the execution of a license agreement to Histogenics Corporation for the use of Angiotech’s proprietary biomaterial ChondroGEL™ in the field of cartilage, ligament, meniscus and/or tendon repair, including related osteochrondal defects. In connection with the license agreement, Angiotech will receive warrants to purchase Histogenics shares, and will share revenue with Histogenics from any eventual sales of products developed by Histogenics that contain or use ChondroGEL™.  Angiotech will retain all drug loaded rights to ChondroGEL™.

Histogenics researches methods to generate replacements for cartilage, ligament and other tissues. Histogenics uses its proprietary Tissue Engineering Support System (TESS™) to grow stable cell matrices of patient cartilage tissue known as NeoCart™. NeoCart is currently under an FDA phase I IND study and is limited to investigational use. ChondroGEL™ is a self polymerizing hydrogel specially modified with collagen which, in preclinical studies, has been shown to contribute to the support of healthy tissue growth and cartilage regeneration while anchoring cartilage implants such as NeoCart™ in place.

Cartilage damage is often caused by acute or repetitive trauma to joints, progressive osteoarthritis, and osteochondritis dessicans, a condition where there is a separation of the cartilage from the bone.  Attempts to repair cartilage have been a major medical challenge; the critical tissue is either very slow to regenerate or cannot be repaired once damaged, leaving patients with very few treatment options.  Current therapies to treat damaged cartilage involve operations that smooth the cartilage surface or involve drilling small holes into the bone in order to stimulate growth of cartilage, however, these are often temporary solutions with disappointing results. Cartilage regeneration and restoration is one of the most promising therapies and involves growing cartilage outside the body and eventually integrating it back into the knee through a variety of attachment techniques.

Cartilage injuries can cause chronic pain, restrict motion and may lead to further deterioration of the joint. The number of patients affected by cartilage damage is substantial and growing. In the U.S. osteochondritis dessicans is diagnosed in approximately 200,000 patients per year, cartilage defects from trauma number total over 1,000,000, and osteoarthritis of the knee numbers exists in over 8,000,000 people.

“Cartilage injury and repair is one of the most heavily researched and exciting disciplines in orthopedics today,” said Bill Hunter, MD, MSc, President and CEO of Angiotech. “ChondroGEL™ has remarkable properties that may allow it to work synergistically with the tissue engineering capabilities of Histogenics and put our companies at the forefront of this burgeoning field.”

…/2

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company focused on combining pharmaceutical compounds with medical devices and biomaterials to better address common complications associated with the implantation of medical devices and the detrimental effects of various diseases. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Massachusetts-based Histogenics Corporation is a privately-held biotechnology company in the field of tissue engineering. Specifically, Histogenics is focused on developing tissue replacements for cartilage, ligament and other tissues.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Angiotech Pharmaceuticals, Inc.

Todd Young (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar (Analysts) (604) 221-7676 ext 6996